May 20, 2005
via U.S. Mail
Thomas Granville
Chief Executive Officer
 Axion Power International, Inc.
100 Caster Avenue
 Vaughan, Ontario
CANADA L4L 5Y9

Re:	Axion Power International, Inc.
		Form SB-2 filed April 26, 2005
      File No. 333-124317

Form 10-KSB for the fiscal year ended December 31, 2004 filed
March
30, 2005
      File No. 0-22573

		Form 10-QSB for the period ended March 31, 2005 filed
May
13, 2005
		File No. 0-22573

Dear Mr. Granville:

      We have limited our review of the above filing to the requirements of Items 307, 308, 503, 507, and 508 of Regulation S-B.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form SB-2
General
1. Please consider including a recent developments section in the prospectus summary that succinctly and in a balanced fashion, summarizes the status of the on-going dispute pertaining the Chapter
11 reorganization and disposition of the corpus of the Mega-C trust.
2. Consistent with the requirements of Item 3-12 of Regulation S-X, please update your financial statements.

Prospectus Cover Page, Inside Front Cover
3. Please move the text that appears on the inside front cover page so that the table of contents is the first page that immediately follows the cover page.
Risk Factors, page 8
	Risks Related to our Business, page 8

       "A controlling interest in our company...", page 10
4. Please ensure that the disclosure in this section accurately summarizes the report of the bankruptcy trustee and provides a balanced summary of the findings in the report. We note the "conclusions" that your company is "the entity best capable of exploiting the e3 Supercell technology" yet the report only notes that Axion "appears to be" the vehicle best capable of exploiting the
Technology. Further, but not limited to, we note disclosure that the bankruptcy trustee "concluded" among other things, that "any potential disputes between Mega-C and [y]our company should be settled through negotiation rather than litigation." However, on page
8, lines 25-26, the Bankruptcy trustee states clearly that adversary proceedings, if necessary, are intended should negotiations fail. Please revise and ensure that all the other "conclusions" listed in this risk factor accurately summarize the findings of the report.
5. Disaggregate from the general risk factor discussion, the risk delineated in the last paragraph regarding the uncertainty surrounding the terms of the settlement to be negotiated with the trustee.
6. Please supplement your disclosure in this section by adding to the disclosure, discussion of the potential dilutive impact to shareholders if the corpus of the trust were to be transferred to the estate of Mega-C and shares sold.

Selling Stockholders, page 46
7. Consistent with the requirements of Item 507 of Regulation S-B, please disclose how the selling stockholders acquired the shares being offered.
8. Please identify in the selling stockholder table the natural persons who exercise voting and/or investment power over each listed entity. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available
Telephone Interpretations.

Plan of Distribution, page 48
9. Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its shares as compensation for investment banking services.
With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Form 10-KSB for the fiscal year ended December 31, 2004

10. Please amend the Section 1380 certifications to ensure they correctly reference the fiscal year ended December 31, 2004.

Form 10-QSB for the period ended March 31, 2005

Item 3.  Controls and procedures
11. You state in the form 10-QSB that there "have been no significant changes in [y]our internal controls or in other factors that could significantly affect internal controls subsequent to the date [you] completed [y]our evaluation and the date of filing of th[e] Report."
Consistent with the requirements of Item 308 (c) and pursuant to the guidance set forth in Release 33-8238, on a supplemental basis, please confirm whether there were any changes over internal control over financial reporting that materially affected or are reasonably likely to material affect internal control over financial reporting.
Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response.
Detailed
cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please direct all questions relating to the above to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to H. Roger
Schwall, Assistant Director, at (202) 942-1870.   Direct all
correspondence to the following ZIP code:  20549-0405.


							Sincerely,

							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
      John Petersen, Esq.
      Petersen & Fefer
      (281) 596-4545 (facsimile)


      M.Duru
      H. Schwall
??

??

??

??

Axion Power International, Inc.
May 20, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE